Exhibit 99.1

Maris-Tech Receives $350,000 Follow-On Order from Long-Standing Customer Aero Sentinel for Uranus Drones Platform

Continued orders from leading drone company reflect an ongoing collaboration and continued demand for Maris-Tech’s advanced video technology

Rehovot, Israel, Nov. 10, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in edge computing, artificial intelligence (“AI”), and video intelligence solutions for defense applications, today announced that it has received a $350,000 follow-on order from Aero Sentinel, a leading company in the drone sector, for its Uranus Drones platform. Deliveries under the order are scheduled for 2027 and 2028.

The new order builds on a long-standing commercial relationship between Maris-Tech and Aero Sentinel, which has placed multiple orders for Maris-Tech technology over the years. The Company believes that the repeat business reflects Aero Sentinel’s continued confidence in Maris-Tech’s products and their suitability for demanding drone applications.

Maris-Tech’s Uranus Drones platform is designed to provide advanced video processing capabilities for unmanned aerial vehicles (“UAVs”), enabling the integration and processing of multiple video streams within compact, power-efficient systems. Optimized for the size, weight, and power constraints of drone platforms, the technology is intended to support real-time video applications in demanding operational environments.

“We are pleased to receive another order from Aero Sentinel, a customer with whom we have worked closely for many years,” said Israel Bar, Chief Executive Officer of Maris-Tech. “Repeat orders are particularly meaningful to us because we believe that they reflect customers’ experiences with our technology over time. We value Aero Sentinel’s continued trust, and we look forward to supporting its future drone programs.”

“Our relationship with Maris-Tech is built on mutual trust, technical cooperation, and a shared commitment to delivering reliable solutions,” said Israel Vaserlauf, Chief Executive Officer of Aero Sentinel. “We value Maris-Tech not only for the quality of its technology and products, but also for the professionalism and responsiveness of its team. As our requirements have evolved, Maris-Tech has remained a trusted technology partner, and we appreciate the strong relationship we have built together.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate,” or other comparable terms. For example, the Company is using forward-looking statements when it discusses its expectations regarding the timing of deliveries under the follow-on order from Aero Sentinel in 2027 and 2028, the belief that repeat business orders reflect continued confidence in the Company’s technology, the advantages, benefits and capabilities of the Uranus Drones platform, and the potential opportunities to support Aero Sentinel’s future drone programs. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the defense, security and unmanned systems markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com